UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25/A

(Amendment No. 1)

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-38496

Canopy Growth Corporation / New York Stock Exchange

(Exact name of Issuer as specified in its charter,

and name of Exchange where security is listed and/or registered)

1 Hershey Drive

Smiths Falls, Ontario K7A 0A8

(855) 558-9333

(Address, including zip code, and telephone number, including area code,

of Issuer’s principal executive offices)

Common Shares,

no par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Explanatory Note: This Form 25/A is being filed by the issuer to amend its Form 25 filed with the Securities and Exchange Commission at 09:50:51 on November 13, 2020 solely to replace the incorrect reference to “Common Stock” with a reference to “Common Shares” as the description of class of securities on the facing page of the Form 25.

Pursuant to the requirements of the Securities Exchange Act of 1934, Canopy Growth Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 13, 2020	By:	/s/ Phil Shaer	Chief Legal Officer and Secretary
Date		Name	Title